UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-56012

CUSIP NUMBER: 75955V108

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: June 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Reliant Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

12343 Hymeadow Drive, Suite 3-A
Address of Principal Executive Office (Street and Number)

Austin, Texas 78750
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Reliant Holdings, Inc. (the “Registrant”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense.

Due to a lack of financial resources available to the Registrant, the Registrant has been delayed in finalizing its financial statements for the three and six months ended June 30, 2023, for review by its independent auditors, and has also been delayed in preparing a draft of the Quarterly Report.

The Registrant hopes to be able to remedy such lack of financial resources in the near future, to be able to allow it to continue the preparation of the financial statements for the three and six months ended June 30, 2023, and to prepare the Quarterly Report; however, there can be no assurance that such funds will be available on favorable terms, on a timely basis, or at all.

As a result of the above, the Registrant is unable to file the Quarterly Report by the prescribed filing due date. The Registrant does not expect that it will file the Quarterly Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended, but plans to file such Quarterly Report as soon thereafter as practical.

PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

Elijah May	512	407-2623
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the Registrant’s ability to raise additional funding and to prepare and file the June 30, 2023 Quarterly Report on Form 10-Q. Such forward-looking statements are based on assumptions about many important factors, which could cause actual results to differ materially from those in the forward-looking statements, including those risks identified in the Registrant’s most recent Form 10-K and Form 10-Q and other SEC filings. Unless otherwise required by applicable law, the Registrant assumes no obligation to update any forward-looking statements, and expressly disclaims any obligation to do so, whether as a result of new information, future events or otherwise.

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Reliant Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	By	/s/ Elijah May
Name: Elijah May Title: Chief Executive Officer

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